

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Brian Mitts
Chief Financial Officer
VineBrook Homes Trust, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX 75201

  Re: VineBrook Homes Trust, Inc.
    Registration Statement on Form 10-12G
    Filed April 30, 2021
    File No. 000-56274

Dear Mr. Mitts:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction